Exhibit 99.1

UroGen Pharma Expands Clinical Development Leadership Team

Mark Schoenberg, M.D., Named Chief Medical Officer

Elyse Seltzer, M.D., Appointed Senior Vice President of Clinical Development

Ra’anana, Israel, and New York, NY, December 12, 2017: UroGen Pharma Ltd. (NASDAQ:URGN), a clinical-stage biopharmaceutical company developing treatments to address unmet needs in the field of urology, with a focus on uro-oncology, today announced that Mark Schoenberg, M.D., has been named Chief Medical Officer of UroGen, having previously served the Company as Medical Director. In addition, the Company announced the appointment of Elyse Seltzer, M.D., as UroGen’s Senior Vice President of Clinical Development.

“We are thrilled to announce the expansion of our world-class drug development team with the appointment of Mark as CMO and the addition of Elyse as our SVP of Clinical Development,” said Ron Bentsur, Chief Executive Officer of UroGen. “Mark is an internationally recognized expert in the treatment of urothelial cancers, and we are pleased that he will now lead our drug development efforts. Elyse brings extensive experience in drug development and clinical operations, and her expertise will be a strong complement to our existing team as we further advance the MitoGel™ Phase 3 pivotal study and our additional drug candidates towards potential commercialization.”

Dr. Schoenberg commented, “I believe UroGen’s broad clinical pipeline represents an important innovation in the treatment of urothelial cancers. The program offers the potential to spare patients the need for invasive surgery, including kidney removal. I am excited to contribute to UroGen’s development efforts to facilitate the rapid advancement of the Company’s pipeline programs, potentially addressing multiple urological indications with compelling clinical needs.”

The Company also announced that Chaim Hurvitz has resigned from the Company’s board of directors.

Arie Belldegrun, M.D., FACS, Chairman of UroGen, commented, “We thank Chaim for his many contributions as a board member during a time of important growth and strategic developments for the Company, and we wish him the best of luck in his future endeavors.”

About Mark Schoenberg, M.D., Chief Medical Officer

Dr. Schoenberg is a distinguished leader in the field of urology and an expert in the treatment of urothelial cancer. Since 2013, Dr. Schoenberg served as a consultant to UroGen and since 2015 as its Medical Director. Dr. Schoenberg received his undergraduate degree from Yale University, his M.D. from The University of Texas (Houston) and served as a resident in surgery and urology at The Hospital of The University of Pennsylvania. Under the auspices of The American Cancer Society, Dr. Schoenberg completed his fellowship in Urologic Oncology in The James Buchanan Brady Urological Institute of The Johns Hopkins University. He has held prominent roles at several major U.S. universities and served as the Bernard Schwartz Distinguished Professor of Urologic Oncology at Johns Hopkins University from 2005-2014. Dr. Schoenberg is an active investigator and contributor to the peer-reviewed literature on urologic oncology and continues to serve as the Chairman of the Department of Urology at the Montefiore Cancer Center. He is a fellow of the American College of Surgeons, as well as a member of the American Association of Cancer Research, the Society of Urologic Oncology and the American Urological Association. Dr. Schoenberg is a founding member of the scientific advisory board of The Bladder Cancer Advocacy Network.

About Elyse Seltzer, M.D., Senior Vice President of Clinical

Dr. Seltzer brings a strong track record in clinical development within the pharmaceutical industry. Prior to joining UroGen, Dr. Seltzer served as Chief Medical Officer of Nabriva Therapeutics, where she was a key member of the management team that took the company public and was responsible for clinical and regulatory strategy and implementation of the Company’s clinical development programs. Dr. Seltzer joined Nabriva from GlaxoSmithKline (GSK), where she was Vice President of Global Clinical Sciences and Operations. Prior to joining GSK, Dr. Seltzer served as Chief Medical Officer at Tengion, a regenerative medicine company, where she established and built the Company’s clinical organization. Dr. Seltzer previously held senior clinical development roles at Centocor and Vicuron, and began her industry career at SmithKline Beecham (now GSK). Before joining the pharmaceutical industry, she was a practicing physician in Infectious Diseases. Dr. Seltzer holds an M.D. from the New York University School of Medicine, completed her Internal Medicine training at the University of Pennsylvania Medical Center and her Infectious Diseases training at Yale New Haven Hospital.

About UroGen Pharma Ltd.

UroGen Pharma Ltd. (NASDAQ:URGN) is a clinical-stage biopharmaceutical company developing advanced non-surgical treatments to address unmet needs in the field of urology, with a focus on uro-oncology. The Company has developed RTGel™, a proprietary sustained release, hydrogel-based formulation for potentially improving therapeutic profiles of existing drugs. UroGen Pharma’s sustained release technology is designed to enable longer exposure of the urinary tract tissue to medications, making local therapy a potentially more effective treatment option. UroGen Pharma’s lead product candidates, MitoGel™ and VesiGel™, are designed to potentially remove tumors by non-surgical means and to treat several forms of non-muscle invasive urothelial cancer, including low-grade upper tract urothelial carcinoma and bladder cancer. UroGen Pharma is headquartered in Ra’anana, Israel and maintains a corporate office in New York City.

Forward Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, which statements are subject to a number of risks, uncertainties and assumptions that are described in the Risk Factors section of the final prospectus for UroGen Pharma’s initial public offering of securities in the United States filed with the SEC on May 5, 2017 and other filings that UroGen Pharma makes with the SEC from time to time (which are available at https://www.sec.gov), the events and circumstances discussed in such forward-looking statements may not occur, and UroGen Pharma’s actual results could differ materially and adversely from those anticipated or implied thereby. Any forward-looking statements speak only as of the date of this press release and are based on information available to UroGen Pharma as of the date of this release.

CONTACTS:

UroGen Pharma Ltd.

Gary Titus

Chief Financial Officer

garyt@urogen.com

646-768-9531

Or

Burns McClellan, Inc.

Steve Klass

sklass@burnsmc.com

212-213-0006

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